# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZUORA INC, CIK 0001423774
CUSIP: 98983V106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Redwood Shores Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001140361-24-044054
Filed by CIK 0001735409
Persons authorized to receive notices and communications: Tien Tzuo, c/o Zuora, Inc., 101 Redwood Shores Parkway, Redwood City, California (CA), 94065, (888) 976-9056; Melissa Sawyer, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000; Peter Jones, Sullivan & Cromwell LLP, 550 Hamilton Avenue, Palo Alto, California (CA), 94301, (650) 461-5600

## Reporting persons
- Tzuo Tien (CIK 0001735409): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: ZUORA INC
Address of issuer's principal executive offices: 101 Redwood Shores Parkway, Redwood City, California (CA), 94065
Comment: This Amendment No. 1 to the Schedule 13D is being filed by Tien Tzuo (the "Reporting Person") and amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2024 (the "Schedule 13D") related to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Zuora, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 101 Redwood Shores Parkway, Redwood City, California 94065. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2025 (the "Closing Date"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 17, 2024, by and among the Issuer, Zodiac Purchaser, L.L.C., a Delaware limited liability company ("Parent"), and Zodiac Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), among other things, (a) Merger Sub merged with and into the Issuer (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively the "Transactions"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"), (b) each issued and outstanding share of Class A Common Stock and Class B common stock of the Issuer, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") as of immediately prior to the effective time of the Merger (the "Effective Time"), except for the shares described in clause (c), were converted into the right to receive $10.00 in cash without interest (the "Merger Consideration"), (c) each share of Common Stock held in the treasury of the Issuer, each Rollover Share (as defined in the Merger Agreement) and any shares of Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time were automatically canceled and no consideration was delivered in exchange therefor and (d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time was automatically converted into one fully paid, nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The Reporting Person disposed of 9,912,781 shares of Common Stock in the Merger, consisting of (i) 1,573,634 shares of Common Stock held by the Reporting Person, (ii) 7,698,605 shares of Common Stock held by 70 Thirty Trust, which the Reporting Person may be deemed to have voting and dispositive power over, and (iii) 640,542 shares of Common Stock held by Next Left Trust, which the Reporting Person may be deemed to have voting and dispositive power over and in exchange received 3,972,842.819 Class A-1 Units and 31,232.102 Class P Preferred Units of Zodiac Top Holdco, L.P., a Delaware limited partnership, and cash. As a result of the closing of the Merger. The Reporting Person no longer owns any shares of Common Stock.

The Support and Rollover Agreement, dated as of October 17, 2024, entered into by the Reporting Person with the Issuer and Parent, terminated upon consummation of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, the Reporting Person beneficially owns 0 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Person beneficially owns 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, the Reporting Person has not engaged in any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on the Closing Date.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information disclosed under Item 4 above is incorporated herein by reference

## Signatures
- Tzuo Tien: /s/ Tien Tzuo, Tien Tzuo (02/19/2025)